UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:    December 31, 2026
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  2.0
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-21829	                                  October 31, 2024

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE     X       DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Trust
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4. Address of principal executive office (number, street, city, state, zip code):

140 Broadway, New York, NY 10005
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INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Trustees of BBH Trust:

We have examined management of BBH Trust's assertion, included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that BBH Trust, comprised of BBH Select Series - Large Cap Fund,
BBH Limited Duration Fund,
BBH Partner Fund - International Equity,
BBH Intermediate Municipal Bond
Fund, BBH Income Fund, BBH U.S. Government Money Market Fund,
 and BBH Select Series - Mid Cap Fund (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the "specified requirements") as of October 31, 2024, with respect to securities reflected in the investment accounts of the Funds.
The Funds' management is responsible for its assertion.
Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2024, and with respect to agreement of security purchases and sales, for the period from June 28, 2024 (the date of our last examination) through October 31, 2024:

* Count and inspection of all securities located in the vault of Brown Brothers Harriman & Co. (the "Custodian") in New York, NY.

* Confirmation of all securities held by institutions in book-entry form by The Depository Trust Company, Bank of New York Mellon, Euroclear, and various sub-custodians. For four securities for which confirmation was not received, rolled forward transaction activity since our last examination when such securities were confirmed to the cash records provided by Brown Brothers Harriman.

* Reconciliation of all such securities to the books and records of the Funds and the Custodian.

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with broker confirmations and the Custodian's records.

* Agreement of 7 security purchases and 7 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2024, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Trustees of BBH Trust and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.



/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 23, 2024




December 23, 2024
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of BBH Trust, comprised of BBH Select Series Large Cap Fund, BBH Limited Duration Fund,
BBH Partner Fund - International Equity,
BBH Intermediate Municipal Bond Fund, BBH Income Fund, BBH U.S.
Government Money Market Fund,
and BBH Select Series - Mid Cap Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2,"Custody of Investments by
Registered Management Investment Companies,
" of the Investment Company Act of 1940.
We are also responsible for
establishing and maintaining effective internal controls
 over compliance with those requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2024, and from June 28, 2024 (date of last examination) through October 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2024, and from June 28, 2024 (last examination date), through October 31, 2024, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust



/s/ Charles Schreiber
Charles Schreiber
Treasurer and Principal Financial Officer
BBH Trust


/s/ Dan Greifenkamp
Dan Greifenkamp
President and Principal Executive Officer
BBH Trust


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT